Filed by AT&T Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a–12
of the Securities Exchange Act of 1934
Subject Company: Time Warner Inc.
Commission File No.: 1-15062
What Others Are Saying About the AT&T and Time Warner Merger:

Reed Hastings, Netflix CEO
Hastings said that as long as the combined entity treated Netflix the same as it treated its own content, such as HBO's online video service, he would be satisfied. "High order, as long as HBO's bits and Netflix's bits are treated the same, that would be the starting place," he said on Monday evening at the Wall Street Journal DLive conference. "We really want to make sure that to the consumer, to the system, that basically it doesn't give an unfair advantage to HBO over Netflix. If it's open competition, we love that."

Hastings also praised AT&T's stated plan of using Time Warner's assets, which include cable channels HBO and CNN, along with the Warner Brothers studio, to help create a new national video service to compete with cable TV providers. "I think AT&T is going to be very aggressive about building a national competitor to all of the cable companies," he said. "If they pull that off, that would be in the consumer's interest."
•	Aaron Pressman, "Netflix CEO Sounds a Positive Note on the AT&T-Time Warner Deal," Yahoo Sports, 10/25/16

Mark Cuban, Businessman
 "Traditional TV will have to innovate their TV delivery software in new ways beyond just offering their content in an app in order to change the viewing erosion of TV. All TV is now digital. It's a platform ripe for innovation, we just haven't seen any beyond picture-quality changes. That's a secular problem. AT&T/Time Warner could innovate in this space."
•	Kara Swisher, "Mark Cuban says Washington should approve the AT&T/Time Warner deal," Recode, 10/25/16

Roger C. Rocha, Jr., LULAC National President
"The League of United Latin American Citizens (LULAC) looks forward to reviewing the details of AT&T's acquisition agreement of Time Warner. As a result of its best in the industry diversity practices, AT&T has been at the top of the Hispanic Association on Corporate Responsibility Corporate Inclusion Index for many years. AT&T has also been an important partner in our work to close the homework gap and the digital divide in the Latino community. We expect AT&T to bring its strong commitment to diversity to Time Warner."
•	League of United Latin American Citizens, Press Release, "LULAC Statement on AT&T Acquisition of Time Warner Inc." 10/26/16

Julius Genachowski, Former FCC Chairman under President Obama
"Former Federal Communications Commission (FCC) Chairman Julius Genachowski, a partner at the Carlyle Group, said a AT&T-Time Warner deal 'and other big potential deals reflect the landscape that's changing dramatically from wired to wireless with big changes in consumption of video particularly among millennials."
•	David Shepardson and Jessica Toonkel, "AT&T-Time Warner may signal start of new media industry consolidation," Reuters, 10/23/16

The Chicago Tribune Editorial Board
"This is all part of the tech convergence that's breaking down barriers between TV, the internet and mobile phones, providing so many more choices for consumers. Once, TV stations and networks dominated the landscape because they controlled the transmission signals. Then came cable and the proliferation of channels. Now broadband internet delivers its own pipeline of programming, which is tempting consumers to cut the cable cord. A savvy viewer can put together a full palette of digital programming choices, from sports to HBO, without paying a monthly cable bill."
•	Editorial Board, "Why AT&T's play for Time Warner makes sense," The Chicago Tribune, 10/25/16
Cautionary Language Concerning Forward-Looking Statements
Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between AT&T and Time Warner, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the rules, regulations and releases of the Securities and Exchange Commission.  These forward-looking statements are subject to risks and uncertainties, and actual results might differ materially from those discussed in, or implied by, the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company's plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and Time Warner and are subject to significant risks and uncertainties outside of our control.
Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that Time Warner stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of Time Warner and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are and will be contained in AT&T's and Time Warner's filings with the Securities and Exchange Commission. Neither AT&T nor Time Warner is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.  Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

No Offer or Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Additional Information and Where to Find It
In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission ("SEC").  AT&T and Time Warner will make the proxy statement/prospectus available to their respective stockholders and AT&T and Time Warner will file other documents regarding the proposed merger with the SEC.  This communication is not intended to be, and is not, a substitute for such filings or for any other document that AT&T or Time Warner may file with the SEC in connection with the proposed merger.  STOCKHOLDERS OF TIME WARNER ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AT&T, TIME WARNER AND THE PROPOSED MERGER.  Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T and Time Warner once they become available, without charge, at the SEC's website, http://www.sec.gov.  Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T's investor relations website at http://phx.corporate-ir.net/phoenix.zhtml?c=113088&p=irol-sec. Copies of documents filed with the SEC by Time Warner will be made available free of charge on Time Warner's investor relations website at http://ir.timewarner.com/phoenix.zhtml?c=70972&p=irol-sec.
Participants in Solicitation
AT&T, Time Warner and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Time Warner common stock in respect to the proposed merger. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T's 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2016. Information about the directors and executive officers of Time Warner is set forth in the proxy statement for Time Warner's 2016 Annual Meeting of Stockholders, which was filed with the SEC on May 19, 2016. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available and other relevant materials filed with the SEC.  These documents will be available free of charge from the sources indicated above.